Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-166303

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Amount to be Registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fees
Common Stock, par value $0.01 per share	25,300,000	$4.00	$101,200,000	$13,804

(1)	Includes shares of common stock that may be purchased by the underwriters pursuant to their option to purchase additional shares.

Prospectus Supplement

(to Prospectus dated November 13, 2012)

22,000,000 shares

AK Steel Holding Corporation

Common stock

We are offering 22,000,000 shares of our common stock. Our shares of common stock are listed on the New York Stock Exchange under the symbol “AKS.” On November 14, 2012, the closing price for the shares of our common stock on the New York Stock Exchange was $4.02 per share.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 3,300,000 shares of our common stock at the public offering price, less underwriting discounts and commissions.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-12 of this prospectus supplement and under the caption “Item 1A.—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which are incorporated herein by reference.

	Per share	Total
Public offering price	$4.00	$88,000,000
Underwriting discounts and commissions	$0.18	$3,960,000
Proceeds to us, before expenses	$3.82	$84,040,000

We expect that the delivery of the shares of common stock will be made on or about November 20, 2012.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

J.P. Morgan		Credit Suisse

Morgan Stanley	Wells Fargo Securities	Deutsche Bank Securities	Goldman, Sachs & Co.

Co-Managers

PNC Capital Markets LLC	Piper Jaffray

The date of this prospectus supplement is November 14, 2012.

Prospectus

S-i

About this Prospectus Supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

If the description of this offering or the common stock varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement. You should also read and consider the additional information under the captions “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus supplement.

The underwriters are offering to sell, and are seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Unless otherwise stated, or the context otherwise requires, references in this prospectus supplement to “we,” “us,” “our” and “the Company” are to AK Steel Holding Corporation (“AK Holding”) and its consolidated subsidiaries, including AK Steel Corporation (“AK Steel”).

S-ii

Forward-Looking Statements

We have made forward-looking statements in this prospectus supplement and the documents incorporated by reference herein that are based on our management’s beliefs and assumptions and on information available to our management at the time such statements were made. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “should” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	reduced selling prices and shipments associated with a highly competitive, cyclical steel industry and weakened economies;

•	changes in the cost of raw materials and energy;

•	severe financial hardship or bankruptcy of one or more of our major customers;

•	reduced demand in key product markets;

•	competitive pressure from increased global steel production and imports;

•	excess inventory of raw materials;

•	issues with respect to our supply of raw materials, including disruptions or quality issues;

•	disruptions to production or reduced production levels;

•	our healthcare and pension obligations and related laws and regulations, which could include the recognition of a corridor charge with respect to our pension and other postretirement benefit plans;

•	not timely reaching new labor agreements;

•	major litigation, arbitrations, environmental issues and other contingencies;

•	costs associated with environmental compliance;

•	regulatory compliance and changes;

•	climate change and greenhouse gas emission limitations and regulations;

•	financial, credit, capital or banking markets;

•	the value of our net deferred tax assets;

•	lower quantities or quality of estimated coal reserves of AK Coal Resources, Inc.

•	increased governmental regulation of mining activities; and

•	inability to hire or retain skilled labor and experienced manufacturing and mining managers.

The risk factors discussed under “Risk Factors” in this prospectus supplement, under “Item 1A.—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and under similar headings in AK Holding’s subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference into this prospectus supplement and the accompanying prospectus, could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. We expressly disclaim any obligation to update our forward-looking statements other than as required by law.

S-iii

Summary

This summary does not include all information you should consider before investing in our common stock. For a more complete understanding of the Company and our common stock, we urge you to carefully read this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein in its entirety, including the sections entitled “Risk Factors,” “Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes. Unless otherwise stated, or the context otherwise requires, references in this prospectus supplement to “we,” “us,” “our” and “the Company” are to AK Holding and its consolidated subsidiaries, including AK Steel. Unless otherwise indicated, industry data contained in this offering memorandum are derived from publicly available sources, including industry trade journals and SEC filings, which we have not independently verified.

Business Overview

We are an integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products, with seven steelmaking and finishing plants located in Indiana, Kentucky, Ohio and Pennsylvania. We produce value-added carbon steels (premium-quality coated and cold-rolled) and hot-rolled carbon steel products for the automotive, infrastructure and manufacturing, and distributors and converters markets. Our stainless steel products are sold in sheet and strip form primarily to customers in the automotive industry, as well as to manufacturers of food handling, chemical processing, pollution control, medical and health equipment, and to distributors and service centers. Our electrical steels, which are iron-silicon alloys with unique magnetic properties, are sold primarily to manufacturers of power transmission and distribution transformers. Our tubular products business line, known as AK Tube, consists of finished flat-rolled carbon and stainless steel that is welded into tubing, which is used primarily in the automotive, large truck, industrial and construction markets. In addition, our operations include European trading companies which buy and sell steel and steel products and other materials.

We have the capacity to ship approximately 6.5 million tons of steel products annually, and for the year ended December 31, 2011, we shipped approximately 5.7 million tons of steel products. For the nine months ended September 30, 2012 and 2011, we shipped approximately 4.0 and 4.3 million tons of steel products, respectively. For the year ended December 31, 2011, we generated revenue, net income (loss) attributable to AK Holding and Adjusted EBITDA of $6.5 billion, ($155.6) million and $265.7 million, respectively. For the nine months ended September 30, 2012, we generated revenue, net income (loss) attributable to AK Holding and Adjusted EBITDA of $4.5 billion, ($796.9) million and $164.4 million, respectively. See “Summary Historical Financial and Operating Data” for a reconciliation of Adjusted EBITDA to net income (loss).

During 2011, we entered into a joint venture (“Magnetation”) whereby we acquired a 49.9% equity interest in Magnetation LLC, a company headquartered in Minnesota that produces iron ore concentrate from previously-mined ore reserves. In addition, we purchased a private company headquartered in Pennsylvania that we renamed AK Coal Resources, Inc. (“AK Coal”), which controls and is developing metallurgical coal reserves. These investments will supply approximately 50% of our annual iron ore and coal needs and are intended to provide a financial hedge against global market price increases and to enable us to acquire key raw materials at a substantial discount to the market price. Although the full benefit of these investments will likely not be realized until 2015 or later, we will start to see some of the benefits in 2013.

For additional information regarding our customers, markets, properties, and raw material needs, please refer to AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference herein.

Competitive Strengths

Diverse product offering and flexible operating facilities. We are the only domestic flat-rolled steel producer with a significant presence in carbon, stainless and electrical steels. Our diverse product portfolio includes value-added products such as coated, cold-rolled, stainless and electrical steels, as well as commodity products such as hot-rolled carbon steels. We are one of the few domestic steel producers that operate both blast furnaces and electric-arc furnaces. The majority of our steelmaking facilities are integrated with production and downstream operations, which provides us the flexibility to manufacture a wide variety of products at each facility. The ability to maximize production across a variety of steel products in order to meet market demand allows our facilities to run at higher-than-average utilization rates. Moreover, our facilities are strategically located in close proximity to many of our customers, leading to reduced transportation costs and efficiency gains in product lead-times when compared to our peers. Through our diverse product offering and flexible manufacturing facilities, we are able to tailor our product mix to meet evolving end-market demand and enhance profit margins.

Industry leader in our chosen high-end, value-added products serving attractive end markets with strong long-term growth fundamentals. We have leading market positions in certain segments of the automotive market and in the electrical/power generation and distribution end-markets. We are a premier producer of coated steel for exposed automotive applications, such as painted automotive surfaces. These high-specification varieties of carbon steel are difficult to produce and are sold to demanding customers, where quality, reliable delivery, service and support are key requirements. We are also a market leader in 400-series chrome and specialty grade stainless steels, and the largest North American supplier of stainless steel for automotive exhaust system components. According to IHS Automotive, North American vehicle production is forecasted to grow 3.8% annually from 15.1 million units in 2012 to 16.9 million units in 2015. We are also one of the only full-line domestic producers of high-value, energy-efficient grain-oriented electrical steels (“GOES”), which are sold to both domestic and international manufacturers of power transmission and distribution transformers, as well as electrical motors and generators in the infrastructure and manufacturing markets. We believe the long-term growth fundamentals for GOES remain strong, with demand driven by the electrification of emerging economies, the improvement of an aging electrical infrastructure in developed economies, and new energy efficiency standards established in the United States. We have a significant exposure to the building and construction end-market, leaving us poised to benefit from a rebound in non-residential construction. McGraw-Hill and Euroconstruct have forecast U.S. residential and non-residential spending trends to grow by 32.0% and 19.2% per annum from 2012 to 2015, respectively. We believe our superior product quality, on-time delivery and excellent customer service differentiate us from our peers.

Lean operational structure with a focus on quality, productivity and safety. We are focused on reducing our operating costs to optimize our profitability in a number of ways:

•

Efficient and cost effective workforce. All of our facilities have cost-competitive and flexible labor force agreements, which allow us to make changes to our operations as needed. We have reduced our employees by approximately 27% since 2003, while our tons shipped per employee has increased approximately 33% over the same time period. Our smaller, more flexible workforce now has fewer job categories, which greatly increases labor productivity and reduces work rule complexity. Over the course of the last several years, the Company has negotiated progressive labor agreements that have significantly reduced total employment costs at all of our union-represented facilities.

•

Continued productivity improvements across all of our facilities. We have implemented continuous productivity improvements across all of our facilities to make them more efficient. From 2006 through 2011, the rate of internal rejects as a percentage of production decreased from 0.71% to 0.42%, while the rate of internal retreats as a percentage of production decreased from 1.05% to 0.69%.

•

Industry-leading safety performance. According to AISI reports, our Total Recordable Injury Rate is approximately 6 times better than the overall steel industry average. Safety is a critical component in order to be able to efficiently run our operations and maintain strong morale in our workforce.

Strong balance sheet and liquidity. Our financial position is strong, with total liquidity (cash and cash equivalents and availability under AK Steel’s Credit Facility, subject to customary borrowing conditions, including a borrowing base) of $605 million as of September 30, 2012 ($1.2 billion pro forma for this offering and the concurrent offerings described below). Improved working capital management remains a focus, and we continue to manage our pension/OPEB obligations, which has resulted in a reduction of our pension/OPEB liability from $3.3 billion at December 31, 2003 to $1.6 billion at September 30, 2012. We remain committed to investing in new and profitable growth projects that will have a lasting and sustaining impact on our future profitability.

Experienced management team. We have an experienced management team with significant operating experience in the steel industry. Our top ten executives collectively have over 200 years of steel industry experience, and have been with AK Steel for an average of 14 years. This team continues to direct the Company’s strategic evolution and has positioned it to grow in the years ahead.

Business Strategy

We have embarked on a program to lower our costs and enhance our margins. We estimate that the total potential annual margin benefits of these strategic actions will be approximately $200 million when fully executed, as described and subject to the assumptions below.

•

Magnetation. In 2011, we entered into a joint venture whereby we acquired a 49.9% equity interest in Magnetation, a company headquartered in Minnesota that produces iron ore concentrate from previously-mined ore reserves. Magnetation currently operates two plants that produce iron ore concentrate at an annual rate of approximately 1.2 million tons, and AK Steel is entitled to 49.9% of the profits generated. Plans are currently underway for Magnetation to construct an iron ore pelletizing plant to supply approximately 50% of our iron ore pellet needs by 2015 at a price that we expect will compare favorably to expected market levels. AK Steel has contributed $125.0 million to the joint venture (with another $22.5 million remaining for the first phase) and has committed to contribute an additional $150.0 million in total over the next three years for the second phase of the joint venture, which includes construction of a pellet plant and related facilities. The estimated benefits associated with Magnetation will vary based on the market price of iron ore, which fluctuates with the IODEX. While the future pricing of iron ore is not known, we currently estimate that our annual margin benefit attributable to Magnetation when a planned Magnetation pellet plant is fully operational would be approximately $60.0 million, $90.0 million and $130.0 million based on an assumed IODEX of $100, $120 and $140 per metric ton, respectively. This estimated benefit assumes the design and development of the pellet plant is successfully completed, including site selection and permitting and Magnetation is successful in obtaining financing for its capital needs, and reflects our current estimate of construction and operating costs. Actual results could differ.

•

AK Coal. In 2011, we acquired all the stock of AK Coal, which controls, through ownership and lease, and is developing estimated reserves exceeding 20 million tons of low volatile metallurgical coal in Pennsylvania. We expect AK Coal to achieve run-rate production of approximately 1 million tons by 2015 (approximately 50% of our projected metallurgical coal requirements), with initial production expected in 2013. Remaining investments are estimated to be approximately $56.0 million over the next three to four years. The estimated benefits associated with AK Coal will vary based on the market price of low volatile metallurgical coal. While the future pricing of metallurgical coal is not known, we currently estimate that our annual margin benefit attributable to AK Coal when fully operational would be approximately $20.0 million, $30.0 million and $40.0 million based on assumed low volatile metallurgical coal of $110, $120 and $130 per net ton, respectively. This estimated benefit assumes the development of the mine is successfully completed and required permits are obtained, and reflects our current estimate of capital investment and operating costs. Actual results could differ.

•

Other cost reduction initiatives. Other strategic initiatives to lower our costs include the higher utilization of our production facilities and the implementation of a strategic purchasing procurement system. We estimate that by improving our operating rates by 10%, we would achieve annual cost improvements totaling approximately $40.0 million. Our estimated annual cost savings with the implementation of our strategic purchasing system are approximately $25.0 million.

We believe that by achieving 50% self-sufficiency in our iron ore and coal input requirements, we will benefit from significantly lower costs and reduced volatility in our cost structure.

Continue exploiting our operating flexibility to enhance margins. We will continue to focus on maximizing margins by tailoring our product mix to meet our customers’ needs. Our manufacturing flexibility allows us to move across the value-added product spectrum opportunistically, while targeting varied exposures to different end markets, depending on where we can achieve the best returns. For instance, we are currently pursuing higher levels of contract business and more exposure to the robust automotive market. Our level of flat-rolled business based on contract sales has increased from 57% in 2011 to 64% in the third quarter ended September 30, 2012. Contract business allows us to schedule our production runs with increased efficiency and less volatility, thus providing improved margin. In the automotive end market, our shipments are expected to grow approximately 20% for the full year of 2012, while overall North American light vehicle production is estimated to grow by approximately 15%. Furthermore, we expect our operational flexibility to allow us to meaningfully benefit from a potential building and housing recovery cycle.

Pursue incremental growth opportunities through the development of next generation steel products to increase profitability. We continue to develop innovative, next-generation products in response to customer demand for advanced high strength steel (“AHSS”). An example of this is the recent commercial success we achieved with the launch of ULTRALUMETM, a high performance, boron steel product for the automotive industry that provides fuel-efficient light-weight gauge material meeting our automotive customers’ specifications. Separately, we are designing more efficient electrical steel for transformer applications, and we are opening new end-markets by advancing carbon and stainless products into hydraulic fracking and offshore energy applications. We believe our growth initiatives will lead to higher utilization rates and improved margins.

Maintain a strong balance sheet with sufficient liquidity to achieve our strategic vision. We believe the proposed offering and the concurrent offerings will provide additional liquidity to meet the capital needs required to fund our raw material vertical integration strategy and position us to generate cash flow in excess of current levels. We also remain committed to the continued reduction of our pension/OPEB-related liabilities.

Recent Developments

Similar to the pattern of the last couple of years, we have seen a strong increase in our order book in the month of October compared to the preceding September. We have also seen an increase in pricing for carbon flat rolled steel products and issued two carbon flat rolled steel price increases so far in the fourth quarter. These carbon steel price increases were driven in large part by increases in carbon scrap prices in both October and November. The majority of the benefits associated with these price increases will not be realized until the first quarter of 2013, however, principally because a significant portion of the carbon steel products we will ship in the fourth quarter was sold prior to the price increases and because of a lag between when a price increase occurs and the time it takes for the purchased product to work its way through inventory to being shipped.

We expect our average selling price for all products for the fourth quarter of 2012 to decline, compared to the third quarter of 2012, which is largely the result of lower average spot market prices for carbon steel products, compared to the third quarter. The expectation of lower prices is due primarily to a decline in global economic and business conditions, and reduced raw material surcharges, due to lower raw material costs. We have also begun to experience lower costs for raw materials, but we do not expect the lower average selling prices we project for the fourth quarter will be fully offset by reduced raw material costs, principally due to the lag between the time period used to determine the price of certain key raw materials, in particular iron ore, and when those raw materials are actually purchased.

We also expect that, despite a projected pre-tax loss, we will record a non-cash income tax charge for the fourth quarter of 2012, including for the expected change in a tax valuation allowance on our deferred tax assets, as well as a non-cash pension-related corridor charge, resulting in a net loss.

Additional Information

AK Holding is incorporated under the laws of the State of Delaware. Our principal executive offices are located at 9227 Centre Pointe Drive, West Chester, Ohio 45069, and our telephone number at that address is (513) 425-5000. Our internet address is www.aksteel.com. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus supplement is not part of this prospectus supplement.

Concurrent Offerings

Concurrently with this offering of shares of our common stock, AK Steel is offering $150.0 million aggregate principal amount of its exchangeable senior notes and $350.0 million aggregate principal amount of its senior secured notes, the proceeds of which will be used to repay borrowings under AK Steel’s Credit Facility and the remainder, if any, for general corporate purposes.

Information regarding our offering of shares of our common stock in this prospectus supplement is neither an offer to sell nor a solicitation of an offer to buy the exchangeable senior notes, senior secured notes or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the exchangeable senior notes or senior secured notes. The senior secured notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Offering

Shares of Common Stock Offered	22,000,000 shares.

Option to Purchase Additional Shares	3,300,000 shares.

Shares of Common Stock to be Outstanding Immediately after this Offering(1)	132,630,247 shares.

Use of Proceeds	The net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be approximately $83.5 million, or $96.1 million if the underwriters exercise their option to purchase additional shares of our common stock in full. We intend to use the net proceeds from this offering, together with the net proceeds from AK Steel’s concurrent offerings of exchangeable senior notes and senior secured notes, to repay borrowings under AK Steel’s Credit Facility and the remainder, if any, for general corporate purposes.

Dividend Policy	From March 2008 to June 2012, we paid a quarterly dividend of $0.05 per share of common stock. In July 2012, we elected to suspend our dividend program to further enhance our financial flexibility and support capital needs for the business.

New York Stock Exchange symbol	AKS

(1)	The number of shares of our common stock that will be outstanding after this offering assumes no exercise of the underwriters’ option to purchase additional shares and is based on 110.6 million of our common shares outstanding as of September 30, 2012. As of September 30, 2012, we also had outstanding options to purchase approximately 1.8 million shares of common stock (of which approximately 1.1 million were exercisable as of that date). We also had outstanding approximately 1.2 million performance shares as of September 30, 2012, which could result in the issuance of a maximum of approximately 1.8 million shares if certain performance criteria are achieved, and approximately 0.3 million restricted stock units outstanding.

Unless otherwise indicated, all information in this prospectus supplement assumes the underwriters’ option to purchase additional shares has not been exercised.

Concurrent Offerings	Concurrently with this offering of shares of our common stock, AK Steel is offering $150.0 million aggregate principal amount of its exchangeable senior notes and $350.0 million aggregate principal amount of its senior secured notes, the proceeds of which will be used to repay borrowings under AK Steel’s Credit Facility and the remainder, if any, for general corporate purposes. Closing of the other offerings is not conditioned on the closing of this offering, and closing of this offering is not conditioned on the closing of the other offerings.

Information regarding our offering of shares of our common stock in this prospectus supplement is neither an offer to sell nor a solicitation of an offer to buy the exchangeable senior notes, senior secured notes or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the exchangeable senior notes, senior secured notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful. The senior secured notes will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Conflicts of Interest	More than 5% of the net proceeds of the offering will be received by each of Bank of America N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, and Wells Fargo Capital Finance, LLC, an affiliate of Wells Fargo Securities, LLC, and additional net proceeds will be received by affiliates of certain other underwriters, as repayment of the borrowings we have received from these lenders under AK Steel’s Credit Facility. Because Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are participating underwriters in this offering, a “conflict of interest” is deemed to exist under the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Because a “bona fide public market” as defined under Rule 5121 exists for the shares of our common stock, we are not required to engage a qualified independent underwriter for this offering. In accordance with Rule 5121, none of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, nor any other underwriter that is deemed to have a “conflict of interest” under the FINRA rules, will make sales to discretionary accounts without the prior written consent of the customer.

Risk Factors

Investing in our common stock involves risks. You should carefully consider the risk factors set forth under “Risk Factors” beginning on page S-12 in this prospectus supplement, under “Item 1A—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and under similar headings in AK Holding’s subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus, prior to making an investment in our common stock.

Summary Historical Financial and Operating Data

The following summary historical consolidated financial data as of and for the nine months ended September 30, 2012 and 2011 has been derived from our unaudited condensed consolidated financial statements, and the summary historical consolidated financial data as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 has been derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus supplement. The historical consolidated financial data as of December 31, 2009 has been derived from our audited consolidated financial statements, which are not included or incorporated by reference in this prospectus supplement.

This information is only a summary. You should read the data set forth in the table below in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes as of and for the nine months ended September 30, 2012 and 2011 and our audited consolidated financial statements and the accompanying notes as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011, which are incorporated by reference herein, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, each of which is incorporated by reference in this prospectus supplement.

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
	(Dollars in millions, except per share and per ton data)
Net sales	$4,076.8	$5,968.3	$6,468.0	$4,958.8	$4,510.6
Costs of products sold (exclusive of items below)	3,725.6	5,643.2	6,036.8	4,585.2	4,186.4
Selling and administrative expenses (exclusive of items below)	188.3	204.0	215.4	161.6	158.5
Depreciation	204.6	197.1	185.0	139.3	144.9
Pension and other postretirement benefits expense (income) (exclusive of corridor charge shown below)	28.4	(14.9)	(36.0)	(26.7)	(28.0)
Pension corridor charge	—	—	268.1	—	—

Other operating items:
Ashland coke plant shutdown charges	—	63.7	—	—	—
Butler retiree benefit settlement costs	—	9.1	—	—	—

Total operating costs	4,146.9	6,102.2	6,669.3	4,859.4	4,461.8

Operating profit (loss)	(70.1)	(133.9)	(201.3)	99.4	48.8
Interest expense	37.0	33.0	47.5	33.7	60.4
Other income (expense)	9.1	(7.6)	(5.3)	(1.3)	1.9

Income (loss) before income taxes	(98.0)	(174.5)	(254.1)	64.4	(9.7)
Income tax provision due to tax law changes	5.1	25.3	2.0	—	—
Income tax provision (benefit)	(25.1)	(69.1)	(96.0)	29.6	767.3

Total income tax provision (benefit)	(20.0)	(43.8)	(94.0)	29.6	767.3

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
	(Dollars in millions, except per share and per ton data)
Net income (loss)	(78.0)	(130.7)	(160.1)	34.8	(777.0)
Less: Net income (loss) attributable to noncontrolling interests	(3.4)	(1.8)	(4.5)	(3.5)	19.9

Net income (loss) attributable to AK Holding	$(74.6)	$(128.9)	$(155.6)	$38.3	$(796.9)

Basic and diluted earnings per share:
Net income (loss) per share attributable to AK Holding common stockholders	$(0.68)	$(1.17)	$(1.41)	$0.35	$(7.21)

Other financial data:
Capital investments(1)	$(109.5)	$(117.1)	$(101.1)	$(88.0)	$(31.8)
Net cash flows from operating activities	58.8	(132.4)	(180.5)	(355.4)	(387.9)
Net cash flows from investing activities	(133.4)	(266.3)	(420.2)	(250.5)	(82.8)
Net cash flows from financing activities	(26.4)	153.8	425.9	447.8	475.8

Balance sheet data (as of period end):
Cash and cash equivalents	$461.7	$216.8	$42.0	$58.7	$47.1
Working capital	889.4	559.6	137.3	366.3	450.0
Total assets	4,274.7	4,188.6	4,449.9	4,580.4	3,920.7
Current portion of long-term debt (including borrowings under the Credit Facility classified as short-term)	0.7	0.7	250.7	295.7	42.7
Long-term debt (excluding current portion)	605.8	650.6	650.0	650.2	1,349.5
Current portion of pension and postretirement benefit obligations	144.1	145.7	130.0	111.6	125.4
Pension and other postretirement benefit obligations (excluding current portion)	1,856.2	1,706.0	1,744.8	1,472.2	1,503.4
Total equity (deficit)	880.1	641.1	377.2	619.4	(413.9)

Other data (unaudited):
Cash dividend declared per common share	$0.20	$0.20	$0.20	$0.15	$0.10
Amortization(2)	$12.3	$15.0	$14.1	$11.1	$11.4
Adjusted EBITDA(3)	$156.4	$144.3	$265.7	$253.6	$164.4
Steel shipments (net thousand tons)	3,935.5	5,660.9	5,698.8	4,288.9	4,025.2
Average selling price per ton	$1,036	$1,054	$1,131	$1,151	$1,120
Adjusted EBITDA per ton	$40	$25	$47	$59	$41

(1)	Excludes operations of Middletown Coke Company, LLC (“SunCoke Middletown”), an affiliate of SunCoke Energy, Inc., which are consolidated in our results although we do not own an equity interest in SunCoke Middletown.
(2)	Amortization excludes amounts that are included in interest expense.
(3)	Adjusted EBITDA is defined as net income (loss) attributable to AK Holding, plus income tax provision (benefit), net interest expense, depreciation, amortization and special charges. Adjusted EBITDA is presented because we believe it enhances investors’ understanding of our financial results and is a useful indicator of our performance and our ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations as determined in accordance with generally accepted accounting principles (“GAAP”). Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies.

In certain of our disclosures in this prospectus supplement, we have adjusted EBITDA to exclude a pension corridor accounting charge, Ashland coke plant shutdown charges and Butler Retiree Settlement costs. We have made these adjustments because we believe that it enhances the understanding of our financial results. We believe that reporting adjusted EBITDA with these items excluded more clearly reflects our current operating results and provides investors with a better understanding of our overall financial performance. In addition, the adjusted results, although not financial measures under GAAP, facilitate the ability to compare our financial results to those of our competitors and to our prior financial performance by excluding items which otherwise would distort the comparison. For example, we believe that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. In addition, although the corridor charge reduces reported operating and net income, it is a non-cash charge. With respect to the Ashland coke plant shutdown charges and the Butler Retiree Settlement costs, these are one-time charges that do not relate to our normal operations. With respect to the healthcare tax law change, this was a one-time charge caused by the enactment of federal laws reducing the tax benefits of future medical benefits for retirees and is unrelated to normal and ongoing operations.

We believe that the above non-GAAP measures, when analyzed in conjunction with our GAAP results and the accompanying reconciliations, provide additional insight into the financial trends of our business versus the GAAP results alone. You should not rely on non-GAAP measures as a substitute for any GAAP financial measure and we encourage you to review the reconciliations of non-GAAP measures to the comparable GAAP financial measures.

The following table presents a reconciliation of Adjusted EBITDA to Net income (loss) attributable to AK Holding:

	Year ended December 31,			Nine months ended September 30,
	2009	2010	2011	2011	2012
	(Dollars in millions, except per ton data)
Net income (loss) attributable to AK Holding	$(74.6)	$(128.9)	$(155.6)	$38.3	$(796.9)
Noncontrolling interests	(3.4)	(1.8)	(4.5)	(3.5)	19.9
Income tax provision (benefit)	(20.0)	(43.8)	(94.0)	29.6	767.3
Interest expense	37.0	33.0	47.5	33.7	60.4
Interest income	(2.7)	(1.6)	(0.5)	(0.4)	(0.3)
Depreciation	204.6	197.1	185.0	139.3	144.9
Amortization	12.3	15.0	14.1	11.1	11.4

EBITDA	153.2	69.0	(8.0)	248.1	206.7
Special charges(a)	—	72.8	268.1	—	—
Less: EBITDA of noncontrolling interests	(3.2)	(2.5)	(5.6)	(5.5)	42.3

Adjusted EBITDA	$156.4	$144.3	$265.7	$253.6	$164.4

Adjusted EBITDA per ton	$40	$25	$47	$59	$41

(a)	Special charges include (i) a pension corridor charge of $268.1 million in 2011 and (ii) $63.7 million for the shutdown of the Ashland coke plant and a $9.1 million charge taken in connection with the Butler retiree benefit settlement costs in 2010.

Risk Factors

You should carefully consider the risks described below in addition to the risks described in “Item 1A—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and under similar headings in AK Holding’s subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before investing in our common stock. We cannot assure you that you will not lose part or all of your investment.

Risks Related to Our Business

•

Risk of reduced selling prices and shipments associated with a highly competitive, cyclical industry and weakened economies. Historically, the steel industry has been a cyclical industry. The recovery from the dramatic downturn in the domestic and global economies which began in the fall of 2008 has been slow and uneven across various industries and sectors. The lingering effects of the recession continue to adversely affect demand for our products. Although pricing and shipments have improved compared to the severe recessionary conditions of 2009, net sales have not yet returned to pre-2009 levels, and net sales have been weaker than in 2011. Market conditions deteriorated after the first quarter of 2012 as a result of:

•	a longer-than-previously-expected time frame for U.S. economic recovery and heightened uncertainty with respect to the direction of the economy in the United States;

•	greater widespread uncertainty and deterioration in the economies of Western Europe, caused chiefly by currency devaluations, high debt levels and reduced government and private sector spending;

•	the effects of a slowdown in the Chinese economy, including increases in exports of some categories of Chinese steel to the United States;

•

increased competition in the United States from (a) imports, driven principally by the slowdown in the Chinese economy and reduced demand elsewhere in the world, and (b) non-sustainable pricing practices by certain domestic steel competitors in bankruptcy or with new or expanded production capacity in the United States; and

•

decreases in scrap steel exports from the United States to Europe as a result of lower foreign demand and currency devaluations, which results in greater scrap supply and lower scrap pricing in the United States and provides a competitive advantage to mini-mill producers who utilize more scrap in their steel production than integrated mills like us.

These conditions directly impact spot market pricing for our products, and in particular our carbon steel products. They also may adversely impact our efforts to negotiate higher prices with our contract customers. At this time, it is impossible to determine when or if the domestic and/or global economies will return to pre-recession levels. Thus there is a risk of continued adverse impact on demand for our products, the prices for those products, and our sales and shipments of those products as a result of the ongoing weakness in the economy. In addition, global economic conditions remain fragile and the possibility remains that the domestic or global economies, or certain industry sectors of those economies that are key to our sales, may not recover as quickly as anticipated, or could deteriorate, which likely would result in a corresponding fall in demand for our products and negatively impact our business, financial results and cash flows.

•

Risk of changes in the cost of raw materials and energy. The price which we pay for energy and key raw materials, such as iron ore, coal, natural gas and scrap, can fluctuate significantly based on market factors. The prices at which we sell steel will not necessarily change in tandem with changes in our raw material and energy costs. A portion of our shipments are in the spot market, and pricing for these products fluctuates based on prevailing market conditions. The remainder of our shipments are pursuant to contracts typically having durations of six months or more. A portion of those contracts contain fixed prices that do not allow us to pass through changes in the event of increases or decreases in raw material and energy costs. However, a significant majority of our shipments to contract customers are pursuant to contracts with variable-pricing mechanisms that allow AK Steel to adjust the price or to impose a surcharge based upon changes in certain raw material and energy costs. Those adjustments, however, do not always reflect all of our underlying raw material and energy cost changes. The scope of the adjustment may be limited by the terms of the negotiated language or by the timing of when the adjustment is effective relative to a cost increase. For shipments made to the spot market, market conditions or timing of sales may not allow us to recover the full amount of an increase in raw material or energy costs. As a result of the factors set forth above with respect to spot market sales and contract sales, we are not always able to recover through the price of our steel the full amount of cost increases associated with our purchase of energy or key raw materials. In such circumstances a significant increase in raw material or energy costs likely would adversely impact our financial results and cash flows. Conversely, we lock in raw material prices over a period of time and our financial results and cash flows can be affected when raw material prices decline, as such declines may coincide with lower steel prices, compressing our margins. The prices of commodities such as iron ore and coal have been meaningfully lower in the fourth quarter than earlier this year, but due to our existing inventory levels and the terms of our raw materials contracts, we are not yet experiencing the full benefit of lower raw materials costs (which is adversely affecting our margins) and do not expect to do so in a significant manner until 2013. The impact of this risk is particularly significant with respect to iron ore because of the volume used by our operations and the associated costs. Our exposure to the risk of price increases with respect to iron ore and coal has been reduced by virtue of our recent investments in an iron ore joint venture and in the acquisition of coal reserves. These investments are expected over time to enable us to acquire approximately one half of our annual iron ore and coal needs at prices that are less exposed to market fluctuations and are below current market prices, but there is a risk that the volume of iron ore and coal acquired by us through these investments will be less than that due to delays in development or otherwise, or that the cost of raw materials from these operations will be higher than expected. To the extent that we must acquire our iron ore and coal at market prices, the overall trend of these prices remains high in comparison to historical prices. Going forward, cost increases could be significant again with respect to iron ore and coal, as well as certain other raw materials, such as scrap. The impact of significant fluctuations in the price we pay for our raw materials can be exacerbated by our “last in, first out” (“LIFO”) method for valuing inventories when there are significant changes in the cost of raw materials or energy or in our raw material inventory levels as well as our finished and semi-finished inventory levels. The impact of LIFO accounting may be particularly significant with respect to period-to-period comparisons.

•

We have a significant amount of debt and other obligations. As of September 30, 2012, on an as-adjusted basis to give effect to this offering and the concurrent offerings described under “Summary— Concurrent Offerings” and the application of the net proceeds therefrom, we would have had outstanding $1,451.0 million of indebtedness (excluding unamortized discount), which includes $350.0 million and $150.0 million of indebtedness, respectively, from the secured notes and exchangeable senior notes offered concurrently, and $951.0 million of other debt, comprised of the 7.625% senior notes due May 2020 (the “2020 Notes”), the 8.375% Senior Notes due April 2022 (the “2022 Notes”) and $101.0 million of tax exempt and other financing obligations, all of which is indebtedness of AK Steel.

Further, as of September 30, 2012, our additional obligations include $1.6 billion of pension and other postretirement benefit obligations, of which we expect to contribute $180.0 million to our pension plans and $27.6 million to fund certain VEBA trusts in 2013. We also expect to contribute $240.0 million and $153.0 million to our pension plans in 2014 and 2015, respectively. We may also have additional contractual commitments, including the commitment to contribute $172.5 million to our Magnetation joint venture, on satisfaction of certain conditions, and $12.0 million to the sellers of AK

Coal. At September 30, 2012, without giving effect to this offering or the concurrent offerings and the use of proceeds therefrom, we had $442.0 million of outstanding borrowings and $81.2 million of outstanding letters of credit under our Credit Facility, resulting in remaining availability of $557.8 million under our Credit Facility (subject to customary borrowing conditions, including a borrowing base).

The amount of our indebtedness and other financial obligations could have important consequences to you as a holder of our common stock. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, joint ventures, general corporate purposes or other purposes;

•	limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

•	place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

•

Risk of severe financial hardship or bankruptcy of one or more of our major customers. Many, if not most, of our customers have shared the financial and operational challenges faced by us during the severe recession that began in late 2008 and the measured and uneven economic domestic and global recovery that has followed. For example, with respect to our customers in the automotive industry, although total light vehicle sales in the United States rose in 2011 as compared to 2010, the domestic automotive industry continues to experience significantly reduced light vehicle sales compared to recent historical levels. In the event of a significant weakening of economic conditions, whether as a result of secular or cyclical issues, it could lead to financial difficulties or even bankruptcy filings by our customers. We could be adversely impacted by such financial hardships or bankruptcies. The nature of that impact most likely would be lost sales or losses associated with the potential inability to collect all outstanding accounts receivables. Such an event could negatively impact our financial results and cash flows.

•

Risk of reduced demand in key product markets. The automotive and housing markets are important elements of our business. Though conditions have improved since the severe economic downturn that started in the fall of 2008, particularly with respect to the automotive market, both markets continue to be significantly depressed compared to pre-recession levels. If demand from one or more of our major automotive customers were to be reduced significantly as a result of a renewed severe economic downturn or other causes, it likely would negatively affect our sales, financial results and cash flows. Similarly, if demand for our products sold to the housing market were to be further reduced significantly, it could negatively affect AK Steel’s sales, financial results and cash flows.

•

Risk of increased global steel production and imports. Actions by our foreign or domestic competitors to increase production in and/or exports to the United States could result in an increased supply of steel in the United States, which could result in lower prices for and shipments of our products and negatively impact our sales, financial results and cash flows. In fact, significant planned increases in production capacity in the United States have been announced, and in some cases completed, by competitors of AK Steel and new steelmaking and finishing facilities have begun production. In addition, foreign competitors, especially those in China, have substantially increased their production capacity in the last few years, while others have seemingly targeted the U.S. market for imports of certain higher value products, including electrical steels. These and other factors have contributed to a high level of imports of foreign steel into the United States in recent years and create a risk of even greater levels of imports, depending upon foreign market and economic conditions, the value of the U.S. dollar relative to other currencies, and other such variables beyond our control. A significant increase in foreign imports would adversely affect our sales, financial results and cash flows.

•

Risks of excess inventory of raw materials. We have certain raw material supply contracts, particularly with respect to iron ore, which have terms providing for minimum annual purchases, subject to exceptions for force majeure and other circumstances. If our need for a particular raw material is reduced for an extended period significantly below what was projected at the time the applicable contract was entered into, or what was projected at the time an annual nomination was made under that contract, we could be required to purchase quantities of raw materials, particularly iron ore, which exceed our anticipated annual needs. If that circumstance were to occur, and if we were not successful in reaching agreement with a particular raw material supplier to reduce the quantity of raw materials it purchases from that supplier, then we would likely be required to purchase more of a particular raw material in a given year than it needs, negatively impacting our financial results and cash flows. The impact on financial results could be exacerbated by our LIFO method for valuing inventories, which could be affected by changes in our raw material inventory levels, as well as our finished and semi-finished inventory levels. The impact of LIFO accounting may be particularly significant with respect to period-to-period comparisons.

•

Risk of supply chain disruptions or poor quality of raw materials. Our sales, financial results and cash flows could be adversely impacted by transportation, raw material or energy supply disruptions, or poor quality of raw materials, particularly scrap, coal, coke, iron ore, alloys and purchased carbon slabs. Such disruptions or quality issues, whether the result of severe financial hardships or bankruptcies of suppliers, natural or man-made disasters or other adverse weather events, or other unforeseen circumstances or events, could reduce production or increase costs at one or more of our plants.

•

Risk of production disruption or reduced production levels. When business conditions permit, we operate our facilities at production levels at or near capacity. High levels of production are important to our financial results because they enable us to spread our fixed costs over a greater number of tons. Production disruptions could be caused by the idling of facilities due to reduced demand, such as resulting from the recent economic downturn. Such production disruptions also could be caused by unanticipated plant outages or equipment failures, particularly under circumstances where we lack adequate redundant facilities, such as with respect to our hot mill. In addition, the occurrence of natural or man-made disasters, adverse weather conditions, or similar events or circumstances could significantly disrupt our operations, negatively impact the operations of other companies or contractors we depend upon in our operations, or adversely affect customers or markets to which we sell our products. Any such significant disruptions or reduced levels of production would adversely affect our sales, financial results and cash flows.

•

Risks associated with our healthcare obligations. We provide healthcare coverage to our active employees and to a significant portion of our retirees, as well as to certain members of their families. We are self-insured with respect to substantially all of our healthcare coverage. While we have substantially mitigated our exposure to rising healthcare costs through cost sharing, healthcare cost caps and the establishment of Voluntary Employee Benefit Associations, the cost of providing such healthcare coverage may be greater on a relative basis for us than for other steel companies against whom we compete because such competitors either provide a lesser level of benefits, require that their participants pay more for the benefits they receive, or do not provide coverage to as broad a group of participants (e.g., they do not provide retiree healthcare benefits). In addition, existing or new federal healthcare legislation could adversely affect our financial condition through increased costs in the future.

•

Risks associated with our pension obligations. Our pension trust is currently underfunded to meet our long-term obligations, primarily as a result of below-expectation investment returns in the early years of the prior decade, as well as the dramatic decline in the financial markets that began in late 2008. The extent of underfunding is directly affected by changes in interest rates and asset returns in the securities markets. It also is affected by the rate and age of employee retirements, along with actual experience compared to actuarial projections. These items affect pension plan assets and the calculation of pension obligations and expenses. Such changes could increase the cost to us of those obligations, which could have a material adverse effect on our results and our ability to meet those obligations. In addition, changes in the law, rules, or governmental regulations with respect to pension funding could also materially and adversely affect the cash flow of us and our ability to meet our pension obligations. In addition, under the method of accounting used by us with respect to our pension obligations, we are required to recognize into our results of operations, as a non-cash “corridor” adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. These corridor adjustments are driven mainly by changes in assumptions and by events and circumstances beyond our control, primarily changes in interest rates, performance of the financial markets, healthcare cost trends and mortality and retirement projections. A corridor adjustment, if required after a re-measurement of our pension obligations, historically has been recorded in the fourth quarter of the fiscal year. In past years, corridor adjustments have had a significant negative impact on our financial statements in the year in which a charge was recorded (though the immediate recognition of the charge in that year has the beneficial effect of reducing its impact on future years). It is highly likely that we will record a corridor adjustment in the fourth quarter of 2012 based on the anticipated applicable discount rates and asset values on December 31, 2012. If the adjustment were to be made using current levels, the charge would be significant and have a negative impact on our financial statements for the fiscal year 2012.

•

Risk of not reaching new labor agreements on a timely basis. Most of our hourly employees are represented by various labor unions and are covered by collective bargaining agreements with expiration dates between March 2013 and October 2016. Three of those contracts are scheduled to expire in 2013. The labor contract with the United Auto Workers, Local 3462, which represents approximately 337 hourly employees at the Company’s Coshocton Works located in Coshocton, Ohio, expires on March 31, 2013. The labor agreement with the United Steel Workers, Local 1865, which represents approximately 822 hourly employees at the Company’s Ashland Works located in Ashland, Kentucky, expires on September 1, 2013. The labor contract with the United Auto Workers, Local 3044, which represents approximately 192 hourly employees at the Company’s Rockport Works located in Rockport, Indiana, expires on September 30, 2013. The Company intends to negotiate with these unions in 2013 to reach new, competitive labor agreements in advance of the current respective expiration dates. The Company cannot predict at this time, however, when new, competitive labor agreements with the unions at the Coshocton Works, Ashland Works and Rockport Works will be reached or what the impact of such agreements will be on the Company’s operating costs, operating income and cash flow. There is the potential of a work stoppage at these locations in 2013 as their respective collective bargaining agreements expire if the Company and the unions cannot reach a timely agreement in contract negotiations. If there were to be a work stoppage, it could have a material impact on the Company’s operations, financial results and cash flows. To the extent that the Company has labor contracts with unions at other locations which expire after 2013, a similar risk applies.

•

Risks associated with major litigation, arbitrations, environmental issues and other contingencies. We have described several significant legal and environmental contingencies and proceedings in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, each of which is incorporated by reference herein. An adverse development or result in one or more of those contingencies or proceedings could negatively impact our financial results and cash flows.

•

Risks associated with environmental compliance. Due to the nature and extent of environmental issues affecting our operations and obligations, changes in application or scope of environmental regulations applicable to AK Steel could have a significant adverse impact. For example, in 2010 the United States Environmental Protection Agency (“EPA”) revised the National Ambient Air Quality Standards (“NAAQS”) for nitrogen oxide, sulfur dioxide and lead and is in the process of revising the NAAQS for certain other matters. Among other things, these new standards effectively mandate states to use emissions modeling rather than monitoring data in making sulfur dioxide recommendations to the EPA on which areas are in or out of attainment with the standard. Although a variety of parties are seeking changes to these new standards, including the mandate to use modeling, if they remain in place, it could require us to make significant capital expenditures to ensure compliance and could make it more difficult for us to obtain required permits in the future. Other adverse impacts could include, among others, costs for emission allowances, restriction of production, and higher prices for certain raw materials. These and other changes in the application or scope of environmental regulations applicable to us may adversely affect in a significant manner our operations and financial results and cash flows.

•

Risk associated with regulatory compliance and changes. Our business and the business of our customers and suppliers are subject to a wide variety of government oversight and regulation. The regulations promulgated or adopted by various government agencies, and the interpretations and application of such regulations, are dynamic and constantly evolving. To the extent new regulations arise, the application of existing regulations expands, or the interpretation of applicable regulations changes, we may incur additional costs for compliance, including capital expenditures. We may also be indirectly affected through regulatory changes impacting our customers or suppliers. Such changes could reduce the competitiveness or even the viability of our products to our customers or cause our suppliers to pass their increased costs of compliance through to us in the form of higher prices for their goods or services. For example, on February 1, 2012, the United States Department of Energy (“DOE”) proposed revised energy efficiency standards for certain types of electrical distribution transformers which, subject to public comment and possible legal challenges, would become effective starting in January 2016. The manufacturers of these transformers currently use significant quantities of electrical steel in the manufacturing process. Many of these transformer manufacturers are our customers. While the new efficiency standards, as proposed, are not expected to have a major impact on such competitiveness, they are subject to public comment before they become final and to legal challenges. It is expected that certain interested parties will advocate that the efficiency standards should be raised from the levels established by the standards currently proposed by the DOE. There thus is a risk that the DOE, on its own or pursuant to court order, may change the currently proposed efficiency standards in a way that could substantially reduce or even eliminate the competitiveness of electrical steel for use in certain electrical distribution transformers. This would result in a decrease in our sales of electrical steel and adversely affect our financial results and cash flows.

•

Risks associated with climate change and greenhouse gas emission limitations. The United States has not ratified the 1997 Kyoto Protocol Treaty (the “Kyoto Protocol”) and AK Steel does not produce steel in a country that has ratified that treaty. Negotiations for a treaty that would succeed the Kyoto Protocol are ongoing and it is not known yet what the terms of that successor treaty ultimately will be or if the United States will ratify it. It is possible, however, that limitations on greenhouse gas emissions may be imposed in the United States at some point in the future through federally-enacted legislation or regulation. The EPA already has issued and/or proposed regulations addressing greenhouse gas emissions, including regulations which will require reporting of greenhouse gas emissions from large sources and suppliers in the United States. Legislation previously has been introduced in the United States Congress aimed at limiting carbon emissions from companies that conduct business that is carbon-intensive. Among other potential material items, such bills could include a proposed system of carbon emission credits issued to certain companies, similar to the European Union’s existing “cap and trade” system. It is impossible at this time, however, to forecast what the final regulations and legislation, if any, will look like and the resulting effects on us. Depending upon the terms of any such regulations or legislation, however, we could suffer negative financial impact as a result of increased energy, environmental and other costs in order to comply with the limitations that would be imposed on greenhouse gas emissions. In addition, depending upon whether similar limitations are imposed globally, the regulations and/or legislation could negatively impact our ability to compete with foreign steel companies situated in areas not subject to such limitations. Unless and until all of the terms of such regulation and legislation are known, however, we cannot reasonably or reliably estimate their impact on our financial condition, operating performance or ability to compete.

•

Risks associated with financial, credit, capital and banking markets. In the ordinary course of business, we seek to access competitive financial, credit, capital and/or banking markets. Currently, we believe it has adequate access to these markets to meet our reasonably anticipated business needs. We both provide and receive normal trade financing to and from our customers and suppliers. To the extent access to competitive financial, credit, capital and/or banking markets by us, or our customers or suppliers, is impaired, our operations, financial results and cash flows could be adversely impacted.

•

Risk associated with the value of our net deferred tax assets. U.S. internal revenue laws and regulations and similar state laws applicable to us and the rates at which we are taxed have a significant effect on our financial results. For instance, we have recorded net deferred tax assets, including loss carryforwards and tax credit carryforwards, on our Consolidated Balance Sheets to reflect the economic benefit of tax positions that become deductible in future tax periods. As a result of developments during the second quarter of 2012, we concluded that, from an accounting perspective, the negative evidence outweighed the positive evidence as of June 30, 2012. In accordance with that conclusion, we recorded a non-cash charge to income tax expense in the second quarter of 2012 in the amount of $736.0 million by establishing a valuation allowance for our deferred tax assets. In determining the appropriate amount of the valuation allowance, the accounting standards allow us to consider the timing of future reversal of our taxable temporary differences and available tax strategies that, if implemented, would result in realization of deferred tax assets. Due to the negative evidence associated with developments that occurred in the quarter ended June 30, 2012, we were no longer allowed under those accounting standards to consider future income projections exclusive of the reversing temporary differences. For a more-detailed explanation of the key factors that led to that second quarter accounting recognition, see the discussion in Note 3 to the Consolidated Financial Statements included in our Form 10-Q for the quarter ended June 30, 2012. The use of a tax planning strategy involving LIFO inventory accounting will result in changes in the valuation allowance on the deferred tax assets in relation to the amount of LIFO income or expense we record and could materially affect our financial results. For example, based on current projections we expect to incur a non-cash charge included in income tax expense for the fourth quarter of 2012 related to the anticipated impact of a change in the tax valuation allowance associated with our tax planning strategy related to LIFO inventory accounting.

•

Risk of lower quantities or quality of estimated coal reserves of AK Coal. We have based estimated reserve information of our wholly-owned subsidiary, AK Coal, on engineering, economic and geological data assembled and analyzed by third-party engineers and geologists, with review by and involvement of our employees. There are numerous uncertainties inherent in estimating quantities and qualities of, and costs to mine, recoverable reserves, including many factors beyond our control. Estimates of economically-recoverable coal reserves necessarily depend upon a number of variables and assumptions, such as geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other similar producing areas, the assumed effects of regulation and taxes by governmental agencies and assumptions concerning coal prices, operating costs, development costs and reclamation costs, all of which may vary considerably from actual results. As a result, actual coal tonnage recovered from AK Coal’s properties and the related costs may vary materially from our estimates. In addition, actual or alleged defects in title in or the boundaries of the property that AK Coal owns or its loss of any material leasehold interests could limit or eliminate its ability to mine these properties, which may reduce the estimated reserves controlled by AK Coal or result in significant unanticipated costs incurred in obtaining the property rights to mine such reserves.

•

Risk of increased governmental regulation of mining activities. Our ability to realize fully the expected benefits from AK Coal and Magnetation could be materially adversely affected by increased governmental regulation of mining and related activities, including difficulties or delays in or their failure to receive, maintain or modify environmental permits required for their operations. With respect to AK Coal, the coal mining industry is subject to numerous and extensive federal, state and local environmental laws and regulations, including laws and regulations pertaining to permitting and licensing requirements, air quality standards, plant and wildlife protection, reclamation and restoration of mining properties, the discharge of materials into the environment, the storage, treatment and disposal of wastes, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. With respect to Magnetation, although the construction and operation of its iron ore concentrate plants require limited environmental permits, its construction and operation of a proposed iron ore pelletizing plant will be subject to most, if not all, of the federal, state and local environmental laws and regulations previously mentioned in regards to AK Coal. The costs, liabilities and requirements associated with these laws and regulations are significant and may increase the costs of, delay or even preclude the commencement or continuation of, AK Coal’s mining activities and Magnetation’s proposed pellet plant operations.

•

Risk of inability to hire or retain skilled labor and experienced manufacturing and mining managers. Modern steel-making and mining uses specialized techniques and advanced equipment and requires experienced managers and skilled laborers. The manufacturing and mining industries in the United States are in the midst of a shortage of experienced managers and skilled labor. This shortage is due in large part to demographic changes, as such laborers and managers are retiring at a faster rate than replacements are entering the workforce or achieving a comparable level of experience. If we or AK Coal are unable to hire or contract sufficient experienced managers and skilled laborers, there could be an adverse impact on the productivity of these operations and the ultimate benefits to us. For example, although AK Coal has hired a senior executive with substantial coal mining experience to oversee its operations, additional experienced managers and labor will be necessary, whether through hiring employees or through third party contractors, prior to commencing mining operations in earnest.

Risks Relating to Our Common Stock

•

The Board of Directors has decided to suspend dividends on our common stock until further notice. In July 2012 the Board of Directors decided to suspend the payment of dividends on our common stock to enhance our financial flexibility and further support capital needs for the business. We cannot assure you when, whether or at what level we will resume paying dividends on our common stock.

•

The price of our common stock historically has been volatile. This volatility may affect the price at which you could sell our common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. The market price for our common stock has varied in the twelve-month period ending on November 14, 2012 between a high of $10.33 on January 26, 2012 and a low of $4.01 on November 14, 2012. This volatility may affect the price at which you could sell our common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. The market price of our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

In addition, the sale of substantial amounts of our common stock could adversely impact its price. As of September 30, 2012, we had outstanding approximately 110.6 million shares of our common stock and options to purchase approximately 1.8 million shares of our common stock (of which approximately 1.1 million were exercisable as of that date). We also had outstanding approximately 1.2 million performance shares as of September 30, 2012, which could result in the issuance of a maximum of approximately 1.8 million shares if certain performance criteria are achieved, and approximately 0.3 million restricted stock units outstanding. The sale or the availability for sale of a large number of shares of our common stock in the public market could cause the price of our common stock to decline.

•

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our common stock to decline. We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our Board of Directors or a committee thereof has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock. The ability of our Board of Directors or a committee thereof to create and issue a new series of preferred stock and certain provisions of Delaware law and our restated certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock.

•

Risks associated with our ability to pay dividends on our common stock. AK Steel’s Credit Facility contains certain restrictive covenants with respect to our payment of dividends, which could affect our ability to pay dividends on our common stock.

Use of Proceeds

The net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be approximately $83.5 million, or $96.1 million if the underwriters exercise their option to purchase additional shares of our common stock in full. We intend to use the net proceeds from this offering, together with the net proceeds from AK Steel’s concurrent offerings of exchangeable senior notes and senior secured notes, to repay borrowings under AK Steel’s Credit Facility and the remainder, if any, for general corporate purposes. Affiliates of the underwriters are lenders under our Credit Facility and will receive the proceeds of this offering that are used to repay borrowings under our Credit Facility. See “Underwriting; Conflicts of Interest.”

As of September 30, 2012 and November 14, 2012, there were outstanding borrowings of $442.0 million and $490.0 million, respectively, under the Credit Facility, which expires in April 2016. The weighted-average interest rate for borrowings under the Credit Facility was 2.4% as of September 30, 2012. During the twelve months ended September 30, 2012, our borrowings under the Credit Facility ranged between $145.0 million and $495.0 million, with outstanding borrowings averaging $389.3 million per day, and were used to fund requirements for working capital, capital investments and other general corporate purposes.

Price Range of Common Stock and Dividends

Our common stock is listed on the New York Stock Exchange. The following table sets forth the high and low intra-day sales prices per share of our common stock and the cash dividends paid per share for the periods indicated.

	High	Low	Cash dividend per share
2010:
First Quarter	$26.75	$19.22	$0.05
Second Quarter	$25.12	$11.84	$0.05
Third Quarter	$15.70	$11.34	$0.05
Fourth Quarter	$16.85	$12.08	$0.05

2011:
First Quarter	$17.88	$14.00	$0.05
Second Quarter	$17.07	$13.79	$0.05
Third Quarter	$16.75	$6.50	$0.05
Fourth Quarter	$9.35	$5.51	$0.05

2012:
First Quarter	$10.33	$6.80	$0.05
Second Quarter	$7.85	$4.59	$0.05
Third Quarter	$6.73	$4.44	$—
Fourth Quarter (through November 14, 2012)	$5.90	$4.01	$—

The last reported sale price of our common stock on the New York Stock Exchange on November 14, 2012 was $4.02 per share. As of November 13, 2012, there were 110,630,247 shares of our common stock outstanding.

As of November 13, 2012, we had 4,461 holders of record of our common stock.

In July 2012, the Company elected to suspend its dividend program. Suspending the dividend will save the Company approximately $22.0 million annually. These savings will enhance the Company’s financial flexibility and further support capital needs for the business.

AK Steel’s Credit Facility contains certain restrictive covenants with respect to the Company’s payment of dividends. Under these covenants, dividends are permitted provided (i) availability under the Credit Facility exceeds $247.5 million or (ii) availability exceeds $192.5 million and the Company meets a fixed charge coverage ratio of one to one as of the most recently ended fiscal quarter. If the Company cannot meet either of these thresholds, dividends would be limited to $12.0 million annually. Currently, the availability under the Credit Facility significantly exceeds $247.5 million. Accordingly, although the Company has elected to suspend its dividend program, there currently are no covenants that would restrict the Company’s ability to declare and pay a dividend to its stockholders.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2012:

•	on an actual basis;

•

as adjusted to give effect to the issuance and sale of 22,000,000 shares of common stock offered hereby at the public offering price of $4.00 per share and the application of the net proceeds of that sale as described under “Use of Proceeds,” and assuming no exercise of the underwriters’ option to purchase additional shares of our common stock; and

•	as further adjusted to give effect to the concurrent offerings and the use of proceeds therefrom.

	As of September 30, 2012
	Actual	As adjusted	As further adjusted
	(Dollars in millions)
Cash and cash equivalents(1)	$47.1	$47.1	$174.1

Short-term debt:
Borrowings under Credit Facility classified as short-term	$42.0	$42.0	$—
Current portion of long-term debt	0.7	0.7	0.7

Long-term debt (excluding current portions):
Credit Facility(1)	400.0	316.5	—
7.625% Senior Notes due May 2020	550.0	550.0	550.0
8.375% Senior Notes due April 2022	300.0	300.0	300.0
Industrial Revenue Bonds Due 2012 through 2028	100.3	100.3	100.3
Senior Secured Notes concurrently offered	—	—	350.0
Exchangeable Senior Notes concurrently offered(2)	—	—	150.0
Unamortized debt discount	(0.8)	(0.8)	(0.8)

Total debt	$1,392.2	$1,308.7	$1,450.2

Equity (deficit):
Preferred stock, authorized 25,000,000 shares	$—	$—	$—
Common stock, authorized 200,000,000 shares of $.01 par value each (issued 123,779,646 on an actual basis and 145,779,646 shares on an as adjusted basis and as further adjusted basis; outstanding 110,630,790 on an actual basis and 132,630,790 shares on an as adjusted basis and as further adjusted basis)	1.2	1.2	1.2
Additional paid-in capital	1,933.7	2,017.2	2,016.0
Treasury stock	(173.3)	(173.3)	(173.3)
Accumulated deficit	(2,173.9)	(2,173.9)	(2,173.9)
Accumulated other comprehensive income (loss)	(22.2)	(22.2)	(22.2)

Total AK Holding stockholders’ equity (deficit)	(434.5)	(351.0)	(352.2)
Noncontrolling interests	20.6	20.6	20.6

Total equity (deficit)	$(413.9)	$(330.4)	$(331.6)

Total capitalization	$978.3	$978.3	$1,118.6

(1)	As of November 13, 2012, cash and cash equivalents and borrowings under the Credit Facility were approximately $153.0 million and $490.0 million, respectively.
(2)	Reflects the issuance of $150.0 million aggregate principal amount of 5.00% Exchangeable Senior Notes due 2019 concurrently being offered by AK Steel. In accordance with ASC 470-20, exchangeable debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-exchangeable debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in paid-in capital. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that AK Steel is required to repay, and the amount shown in the table above for the exchangeable senior notes is the aggregate principal amount of the exchangeable senior notes and does not reflect the debt discount that AK Steel will be required to recognize or the related increase in paid-in capital.

Description of Capital Stock

AK Holding’s authorized capital stock consists of 200,000,000 shares of common stock, par value $.01 per share, and 25,000,000 shares of preferred stock, par value $1.00 per share. The following is a summary of all the material provisions of the common stock and preferred stock. This summary is subject to, and qualified in its entirety by, the provisions of the Restated Certificate of Incorporation and Bylaws of AK Holding and by applicable law. Our Restated Certificate of Incorporation and Bylaws have been incorporated by reference as exhibits to the registration statement of which this prospectus supplement forms a part, and we refer to them in this prospectus supplement as the certificate of incorporation and bylaws, respectively. The summaries of these documents are qualified in their entirety by reference to the full text of the documents. AK Holding is a Delaware corporation and is subject to the Delaware General Corporation Law.

Common Stock

The holders of AK Holding common stock are entitled to one vote for each share on all matters voted on by the stockholders. The holders of AK Holding common stock do not have any conversion, redemption or preemptive rights. The holders of AK Holding common stock are entitled to dividends as declared by the Board of Directors of AK Holding. On liquidation, holders are entitled to receive on a pro rata basis all assets of AK Holding available for distribution to the holders of common stock. The rights and dividends upon liquidation may be junior to the rights of holders of any preferred stock.

Preferred Stock

There were no shares of AK Holding preferred stock outstanding as of November 14, 2012. The Board of Directors of AK Holding is authorized to provide for the issuance of an aggregate of 25,000,000 shares of preferred stock, in one or more series, and to fix for each series:

•	the designation and number of shares;

•	the dividend rights;

•	the dividend rate;

•	the voting rights;

•	the rights and terms of redemption (including sinking fund provisions);

•	the redemption price;

•	the liquidation preferences of any wholly unissued series of shares of Preferred Stock, or any or all of them;

•

whether the shares will be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same class of stock of AK Holding, and if made so, on what terms;

•	whether the issue of any additional shares of this series or any future series or any other class of stock will have any restrictions and, if so, the nature of these restrictions; and

•	any other designations, powers, preferences, rights, qualifications, limitations and restrictions as are permitted by the Delaware General Corporation Law.

Dividend Rights

Under Delaware law, a corporation may pay dividends out of surplus or, if no surplus exists, out of net profits for the fiscal year in which the dividends are declared and/or of its preceding fiscal year. However, dividends may not be paid out of these net profits if the capital of the corporation is less than the aggregate amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Dividends may be paid in cash, property, or in shares of capital stock. Before declaring dividends, the Board of Directors can set aside funds for a reserve to meet contingencies, subject to the rights of preferred stockholders, if any. The holders of AK Holding common stock are entitled to dividends as declared by the Board of Directors of AK Holding.

Cumulative Voting and Other Rights

Cumulative voting permits a stockholder to cast as many votes in the election of directors for each share of stock held by him as there are directors to be elected and each stockholder may cast all his votes for a single candidate or distribute his votes among two or more candidates, as he chooses. Under Delaware law, cumulative voting is not permitted unless provided for by a specific provision in the certificate of incorporation. AK Holding’s certificate of incorporation does not provide for cumulative voting.

Delaware law requires voting by separate classes only with respect to amendments to the certificate of incorporation that adversely affect the holders of those classes or that increase or decrease the aggregate number of authorized shares or the par value of the shares of any of those classes.

Repurchase of Stock

Under Delaware law, a corporation may repurchase or redeem its own stock only out of surplus and only if the capital of the corporation is not impaired or when such redemption would not impair capital. However, a corporation may redeem preferred stock out of capital if those shares will be retired upon redemption and the stated capital of the corporation is reduced pursuant to a resolution of its board of directors by the amount of capital represented by those shares.

Anti-takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Charter Amendments

Delaware law provides that the certificate of incorporation of a corporation may be amended upon adoption by the board of directors of a resolution setting forth the proposed amendment and declaring its advisability, followed by the favorable vote of the holders of a majority of the outstanding stock entitled to vote on the amendment. It also provides that a certificate of incorporation may require a greater vote for amendment than would otherwise be required under Delaware law. Subject to the requirements of Delaware law, the provisions of our certificate of incorporation may be amended by the affirmative vote of the holders of a majority of our outstanding common stock.

Bylaws and Regulations

Under Delaware law, the power to adopt, amend or repeal the bylaws is vested in the stockholders unless the certificate of incorporation vests this power in the directors. Vesting this power in the directors does not divest the stockholders of the power to adopt, alter or repeal the bylaws. AK Holding’s certificate of incorporation expressly authorizes the adoption, amendment or repeal of the bylaws by the affirmative vote of a majority of the whole Board of Directors at any regular or special meeting of the Board, or by unanimous written consent of the directors, or by the affirmative vote of the holders of record of a majority of the issued and outstanding shares of stock of the Corporation entitled to vote in respect thereof, given at an annual meeting or at any special meeting.

Board of Directors

Under AK Holding’s bylaws, any director may resign at any time upon written notice and any or all of the directors may be removed with or without cause, by the holders of a majority of the shares of stock outstanding and entitled to vote for the election of directors. Board vacancies, whether caused by resignation, death, disqualification, removal, an increase in the authorized number of directors or otherwise, may be filled by the affirmative vote of a majority of the remaining directors or at a special meeting of the stockholders by the holders of shares entitled to vote for the election of directors.

Action Without a Meeting; Right to Call Special Meeting of Stockholders

Delaware law provides that any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of stock having not less than the minimum number of votes otherwise required to approve the action consent in writing, unless otherwise provided in the certificate of incorporation. AK Holding’s bylaws do not alter the vote required.

Under Delaware law, special meetings of the stockholders may be called by a corporation’s board of directors or by those persons who are authorized by the corporation’s certificate of incorporation or bylaws. AK Holding’s bylaws provide that special meetings may be called by the Board of Directors or the Chief Executive Officer or upon the written request delivered to the Chief Executive Officer by stockholders holding together at least a majority of all the shares of AK Holding entitled to vote at the meeting. No business other than that stated in the notice will be transacted at any special meeting; provided, however, that matters given by or at the direction of the Board of Directors or otherwise presented at the meeting by or at the direction of the Board of Directors may be presented. In addition, AK Holding’s chairman, in his or her sole discretion, may present, or accept for presentation, procedural matters.

These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board or our stockholders as described above.

Advance Notice Requirements for Nominations

Our bylaws contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, by close of business on a date that is not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. However, if the annual meeting is called for a date that is more than 30 days before or after that anniversary date, or where no annual meeting has been held within the past year, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

No special meeting of stockholders shall be called for the purpose of removing or electing a director or directors or amending our bylaws; provided, however, that a special meeting may be called for the purpose of removing a director for cause, as such term is defined under Delaware law, and, provided further that the cause alleged must be set forth in the request for the meeting.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth information related to the stockholder giving the notice and the beneficial owner (if any) on whose behalf the nomination is made, including:

•

a representation that such stockholder is a holder of record or beneficial owner of our stock entitled to vote at the meeting and the name and address, as they appear on our books, of such stockholder and any stockholder of record of the stockholder’s shares,

•

the class and number of shares of our stock that are owned of record and beneficially by such stockholder and owned by any stockholder of record of such stockholder’s shares, as of the date of the stockholder’s notice, and a representation that such stockholder shall notify us in writing of the number of such shares owned of record and beneficially as of the record date for the meeting promptly following the record date;

•

a description of any agreement, arrangement or understanding with respect to the nomination between or among such stockholder and any of its affiliates or associates, and any other person or persons (including their names), and a representation that the stockholder shall notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the record date;

•

a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the notice by, or on behalf of, such shareholder, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such shareholder with respect to shares of stock of AK Holding, and a representation that such shareholder shall notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the record date;

•	a representation that such shareholder intends to appear in person or by proxy at the meeting to propose the nomination; and

•

a representation whether such shareholder intends or is part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the proposed nominee, and/or otherwise to solicit proxies from stockholders in support of the nomination.

As to each person whom the stockholder proposes to nominate for election as a director:

•

all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

•	the nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

Advance Notice Requirements for Stockholder Proposals

Our bylaws contain advance notice procedures with regard to stockholder proposals not related to director nominations. These notice procedures, in the case of an annual meeting of stockholders, are the same as the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth, as to each matter the stockholder and the beneficial owner (if any) proposes to bring before the meeting:

•	the business desired to be brought before the meeting;

•	the reasons for conducting such business at the meeting;

•	any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

•

all agreements, arrangements and understandings between or among the stockholder and beneficial owner, if any, and its or their affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such business, and a representation that the stockholder shall notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the record date.

As to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:

•

a representation that such stockholder is a holder of record or beneficial owner of stock of AK Holding entitled to vote at the meeting and the name and address of such stockholder, and of such beneficial owner or stockholder of record of the shares owned by such stockholder, if any, as they appear on the Corporation’s books;

•

the class and number of shares of stock which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner or stockholder of record of the shares owned by such stockholder, if any, as of the date of the stockholder’s notice, and a representation that the stockholder shall notify us in writing of the number of such shares owned of record and beneficially as of the record date for the meeting promptly following the record date;

•

any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date the notice by, or on behalf of, such shareholder, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such shareholder with respect to shares of stock of AK Holding, and a representation that such shareholder shall notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the record date;

•	a representation that the stockholder giving the notice intends to appear in person or by proxy at the meeting to propose the matter; and

•

a representation as to whether the stockholder giving the notice intends or is part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the matter, and/or otherwise to solicit proxies from stockholders in support of such stockholder’s proposal or position.

Mergers and Consolidations

Under Delaware law, mergers or consolidations, other than so-called parent-subsidiary mergers, must be approved by the directors of each constituent corporation and adopted by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the agreement, or by a greater vote if provided in the certificate of incorporation. AK Holding’s certificate of incorporation does not alter the vote required. Under Delaware law, the separate vote of any class of shares is not required. Additionally, Delaware law provides that, unless its certificate of incorporation provides otherwise, no vote of the stockholders of the surviving corporation is required to approve the merger if:

•	the agreement of merger does not amend in any respect the corporation’s certificate of incorporation;

•	each share outstanding immediately prior to the effective date is to be an identical outstanding or treasury share of the surviving corporation after the effective date; and

•

the number of shares of the surviving corporation’s common stock to be issued in the merger plus the number of shares of common stock into which any other securities to be issued in the merger are initially convertible does not exceed 20% of its common stock outstanding immediately prior to the effective date of the merger.

Other Corporate Transactions

Delaware law requires a majority vote on disposition of all or substantially all of a corporation’s assets and on dissolutions, unless a greater vote is provided for in the certificate of incorporation. AK Holding’s certificate of incorporation does not alter the vote required.

Loans to Officers and Directors

Delaware law permits a corporation to lend money to, or to guarantee an obligation of, an officer or other employee of the corporation or any subsidiary of the corporation, including an officer or employee who is also a director of the corporation or of its subsidiaries, whenever that loan or guarantee may, in the judgment of the directors, reasonably be expected to benefit the corporation. Delaware law generally does not impose liability on the directors who vote for or assent to the making of a loan to an officer, director, or stockholder.

Fiduciary Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its boards of directors. In exercising their powers, directors are charged with the fiduciary duties of loyalty and care. A party challenging the decision of a board of directors generally bears the burden of rebutting the applicability of the so-called “business judgment rule,” a presumption that, in making a business decision, directors acted on an informed basis, in good faith and in the honest belief that the action was taken in the best interests of the corporation, by demonstrating that, in reaching their decision, the directors breached one or more of their fiduciary duties. Unless this presumption is rebutted, the business judgment exercised by directors in making their decisions is not subject to judicial review. Where, however, the presumption is rebutted, and in some other circumstances, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. In spite of the business judgment rule, Delaware courts may subject directors’ conduct to enhanced scrutiny in taking defensive actions in response to a threat to corporate control or approving a transaction resulting in a sale of control.

Liability of Directors

Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the “DGCL”), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The Certificate of Incorporation of each of AK Holding and AK Steel has eliminated the personal liability of its directors to the fullest extent permitted by law.

Indemnification of Directors and Officers

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any current or former director, officer, employee or agent of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) or (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Article Seventh of the Certificate of Incorporation of AK Holding states that we shall indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was a director, officer or employee of AK Holding, or is or was serving at the request of AK Holding as a director, officer or employee of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, penalties amounts paid in settlement and other liabilities actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent permitted by law, and we may adopt by-laws or enter into agreements with any such person for the purpose of providing such indemnification.

Delaware Business Combination Statute

Under Section 203 of the Delaware General Corporation Law, a corporation is prohibited from engaging in any business combination with a person who, together with his affiliates or associates, owns, or within a three-year period did own, 15% or more of the corporation’s voting stock, an interested stockholder, unless:

•

prior to the date on which the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•	the interested stockholder acquired 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction, or

•

on or after the date on which the person became an interested stockholder, the business combination is approved by the board of directors of the corporation and the affirmative vote, at an annual or special meeting and not by written consent, of at least two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder.

A business combination includes:

•	mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder,

•	particular transactions resulting in the issuance or transfer to an interested stockholder of any stock of the corporation or its subsidiaries, and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation; and

•

any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, or the affiliates and associates of any such person.

AK Holding’s certificate of incorporation does not contain a provision by which we expressly elect not to be governed by Section 203. Our election to be subject to Section 203 may have positive or negative consequences, depending on the circumstances. Being subject to Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. Section 203 also may have the effect of preventing changes in our management. Section 203 also could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests. The provisions of Section 203 may cause persons interested in acquiring us to negotiate in advance with our Board of Directors.

Listing

The common stock of AK Holding is listed for trading on the New York Stock Exchange under the symbol “AKS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

Description of Certain Indebtedness

The following is a summary, believed to be accurate, of the terms we consider material of the documents governing our material indebtedness, but reference is made to the actual documents governing such indebtedness, which have been filed with the SEC. All such summaries are qualified in their entirety by this reference. See “Where You Can Find More Information” and “Incorporation by Reference.”

AK Steel’s Credit Facility

In April 2011, AK Steel entered into a $1.0 billion five-year asset-backed revolving credit facility (the “Credit Facility”) and, subsequently, in October 2011, pursuant to the terms of the Credit Facility, obtained an increase in the commitments thereunder in the amount of $100.0 million, bringing the total commitments under the Credit Facility to $1.1 billion. AK Steel’s obligations under the Credit Facility are secured by the Company’s inventory and accounts receivable. Availability of borrowings under the Credit Facility from time to time is subject to a borrowing base calculation based upon a valuation of the Company’s eligible inventories (including raw materials, finished and semi-finished goods, work-in-process inventory, and in-transit inventory) and eligible accounts receivable, each multiplied by an applicable advance rate. Borrowings under the Credit Facility bear interest at a base rate or, at AK Steel’s option, LIBOR, plus an applicable margin ranging from 0.75% to 1.50% per annum in the case of base rate borrowings, and 1.75% to 2.50% per annum in the case of LIBOR borrowings. The applicable interest rate margin percentage is determined by the average daily availability of borrowings under the Credit Facility. In addition, AK Steel is required to pay an unused line fee of (a) 0.50% per annum if the average daily balance of borrowings and the stated amount of letters of credit under the Credit Facility was 50.0% or less of the revolver commitments during the preceding month or (b) 0.375%, if such average daily balance was more than 50.0% of the revolver commitments during the preceding month.

The Credit Facility contains restrictions on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. In addition, the Credit Facility requires maintenance of a minimum fixed charge coverage ratio of 1:1 if availability under the Credit Facility is less than the greater of (x) 12.5% of the aggregate amount of revolver commitments under the Credit Facility or (y) $137.5 million. As of September 30, 2012, the Company was in compliance with its Credit Facility covenants. AK Steel’s obligations under the Credit Facility are guaranteed by AK Holding.

At September 30, 2012, the Company had $557.8 million of availability under the Credit Facility (subject to customary borrowing conditions, including a borrowing base). At September 30, 2012, without giving effect to this offering and the use of proceeds therefrom, there were $442.0 million of borrowings outstanding under the Credit Facility and $81.2 million of outstanding letters of credit. Because the Company’s obligation under its Credit Facility is secured by its eligible collateral, availability also may be reduced by a decline in the level of eligible collateral, such as the Company’s inventory and accounts receivable, which can fluctuate monthly under the terms of the Credit Facility. The Company’s eligible collateral, after application of applicable advance rates, was $1,081.0 million as of September 30, 2012.

Debt Securities

In May 2010 and December 2010, AK Steel issued $400.0 million and $150.0 million, respectively, of 7.625% Notes due 2020 (the “2020 Notes”). In March 2012, AK Steel issued $300.0 million of 8.375% Notes due 2022 (the “2022 Notes” and together with the 2020 Notes, the “AK Steel Existing Notes”). The AK Steel Existing Notes are AK Steel’s senior unsecured obligations, ranking equal with all of AK Steel’s existing and future unsubordinated unsecured indebtedness, senior in right of payment to any subordinated indebtedness AK Steel may incur and effectively subordinated to AK Steel’s secured indebtedness to the extent of the value of the collateral securing that debt and to all of the liabilities of the subsidiaries of AK Steel. The AK Steel Existing Notes are fully and unconditionally guaranteed on a senior unsecured basis by AK Holding. The AK Steel Existing Notes contain certain restrictive covenants which limit, subject to certain exceptions, the ability of AK Steel and its subsidiaries to, among other things:

•	create liens on its and their assets;

•	incur subsidiary debt;

•	engage in sale/leaseback transactions; and

•	engage in a consolidation, merger or sale of assets.

The AK Steel Existing Notes also contain certain customary events of default and optional redemption provisions.

Exchangeable Senior Notes

Concurrently with this offering, AK Steel is offering $150.0 million aggregate principal amount of its 5.00% exchangeable senior notes due 2019 (the “exchangeable senior notes”) (or up to $172.5 million aggregate principal amount of exchangeable senior notes if the underwriters exercise their option to purchase additional exchangeable senior notes in full) pursuant to a separate prospectus supplement and accompanying prospectus. The exchangeable senior notes will be AK Steel’s senior unsecured and unsubordinated obligations and will pay interest semi-annually in arrears at a rate of 5.00% per year. The exchangeable senior notes will be fully and unconditionally guaranteed by us.

The exchange rate for the exchangeable senior notes will initially be 185.1852 shares of AK Holding common stock per $1,000 principal amount of exchangeable senior notes (equivalent to an initial exchange price of approximately $5.40 per share of AK Holding common stock). Upon exchange, AK Steel will pay cash up to the aggregate principal amount of the exchangeable senior notes to be exchanged and pay or deliver, as the case may be, cash, shares of AK Holding common stock or a combination of cash and shares of AK Holding common stock, at its election, in respect of the remainder, if any, of its exchange obligation in excess of the aggregate principal amount of the exchangeable senior notes being exchanged.

Senior Secured Notes

Concurrently with this offering, AK Steel is offering $350.0 million aggregate principal amount of its 8.750% senior secured notes due 2018 (the “senior secured notes”) in an offering that is exempt from the registration requirements of the Securities Act. The senior secured notes will be AK Steel’s senior secured obligations and will pay interest semi-annually in arrears at a rate of 8.750% per year. The senior secured notes will be fully and unconditionally guaranteed by us. The senior secured notes contain certain restrictive covenants which limit, subject to certain exceptions, the ability of AK Steel and its subsidiaries to, among other things:

•	create liens on its and their assets;

•	incur subsidiary debt;

•	engage in sale/leaseback transactions; and

•	engage in a consolidation, merger or sale of assets.

The senior secured notes also contain certain customary events of default and optional redemption provisions.

The senior secured notes will be secured by a first priority lien (subject to certain exceptions and permitted liens) on the real property, plant and equipment (other than certain excluded property) that are owned or hereafter acquired by AK Steel.

Taxable Tax Increment Revenue Bonds

In 1997, in conjunction with construction of our Rockport Works facility, the Spencer County (IN) Redevelopment District (the “District”) issued $23.0 million in taxable tax increment revenue bonds. Proceeds from the bond issue were used by the Company for the acquisition of land and site improvements at the facility. The source of the District’s scheduled principal and interest payments through maturity in 2017 is a designated portion of the Company’s real and personal property tax payments. The Company is obligated to pay any deficiency in the event its annual tax payments are insufficient to enable the District to make principal and interest payments when due. For the nine months ended September 30, 2012, the Company made deficiency payments totaling $2.6 million. At September 30, 2012, the remaining semiannual payments of principal and interest due through the year 2017 total $31.2 million. The Company includes potential payments due in the coming year under this agreement in its annual property tax accrual.

Tax-Exempt Industrial Revenue Bonds

In February 2012, we completed an offering (the “2012 IRB Offering”) of $73.3 million of tax-exempt industrial revenue bonds (“IRBs”). The 2012 IRB Offering was effected through offerings of newly issued tax-exempt IRBs in an aggregate principal amount equal to the aggregate outstanding principal amount of the IRBs being replaced. We used the net proceeds from the newly issued fixed-rate tax-exempt IRBs to redeem our prior variable-rate tax exempt IRBs (“Redeemed IRBs”) in March 2012.

More specifically, the 2012 IRB Offering resulted in the issuance of the following new fixed-rate tax-exempt IRBs (the “New IRBs”): (i) $36.0 million aggregate principal amount of 6.75% tax-exempt IRBs due June 1, 2024 issued by the Ohio Air Quality Development Authority (the “OAQDA”), (ii) $30.0 million aggregate principal amount of 7.0% tax-exempt IRBs due June 1, 2028 issued by the City of Rockport, Indiana (the “City of Rockport”), and (iii) $7.3 million aggregate principal amount of 6.25% tax-exempt IRBs due June 1, 2020 issued by the Butler County Industrial Development Authority in Butler County, Pennsylvania (the “BCIDA”, and collectively with the OAQDA and the City of Rockport, the “Tax-Exempt Issuers”). The New IRBs were issued by the Tax-Exempt Issuers, who loaned the net proceeds of the respective issuances to us pursuant to the terms of loan agreements between us and each of the OAQDA, City of Rockport and BCIDA (the “Loan Agreements”). The Loan Agreements provide that the net proceeds of the New IRBs be held by the trustee, Wells Fargo Bank, National Association (the “Trustee”), for the purpose of redeeming the principal amount and accrued interest on the Redeemed IRBs.

The Loan Agreements contain certain customary events of default after which the New IRBs may be declared due and payable if not cured within an applicable grace period or, in certain circumstances, may be declared due and payable immediately. Such events of default include, among others, failure to pay principal and premium, if any, and interest on the New IRBs when due and payable; a breach of the certain covenants, including restrictions on the incurrence of additional debt by certain AK Steel subsidiaries, limitations on the incurrence of liens and the amount of sale/leaseback transactions, and the ability of AK Steel and AK Holding to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of the assets of the AK Steel and AK Holding to another entity, in addition to certain other customary events of default; and certain events in bankruptcy, insolvency or reorganization of AK Steel or AK Holding. In addition, the New IRBs are subject to special mandatory redemption, at any time at 100% of the principal amount plus accrued interest thereon, in the event that a final determination is made that interest payments on the New IRBs are not excludable from holders’ gross income for federal income tax purposes. AK Steel’s obligations in connection with the New IRBs are guaranteed by AK Holding.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following discussion describes U.S. federal income and, to a limited extent, estate tax consequences to Non-U.S. Holders (as defined below) of ownership and disposition of our common stock. This discussion is limited to Non-U.S. Holders who hold our common stock as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This description is based on the Code, administrative pronouncements, judicial decisions and existing and proposed Treasury regulations, and interpretations of the foregoing, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. The description does not discuss all of the tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances. In addition, this summary does not address the Medicare tax on certain investment income, any state, local or foreign taxes or any U.S. federal tax laws other than U.S. federal income and estate tax laws (such as gift tax laws).

You are urged to consult with your own tax advisor concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock, as well as the application of any state, local, and foreign income and other tax laws.

As used in this section, a “Non-U.S. Holder” is a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	any individual who is a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any State thereof or the District of Columbia,

•	any estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

any trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

If you are an individual, you may, in certain cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States (i) for at least 183 days during the calendar year, or (ii) for at least 31 days in the calendar year and for an aggregate of at least 183 days during the 3-year period ending in the current calendar year. For purposes of (ii), all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Special rules may apply if a Non-U.S. Holder is a “controlled foreign corporation” or “passive foreign investment company,” as defined under the Code, and to certain expatriates or former long-term residents of the U.S. If you fall within any of the foregoing categories, you should consult with your own tax advisor about the tax consequences of acquiring, holding, and disposing of our common stock.

U.S. Trade or Business Income

For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business; and

•	in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate (or a lower rate that may be specified by an applicable tax treaty).

Distributions on Common Stock

Distributions paid on our common stock will be treated as dividends to the extent paid out of our current or accumulated earnings and profits. Dividends, if any, that are paid to a Non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. However, dividends that are U.S. trade or business income are not subject to the withholding tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of an applicable tax treaty, a Non-U.S. Holder must provide us or our paying agent with a properly executed Internal Revenue Service (“IRS”) Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN (in the case of a treaty), or any successor form that the IRS designates, as applicable, prior to the payment of the dividends. The information provided in these IRS forms must be periodically updated.

Dispositions of Common Stock

Subject to the discussion below on backup withholding and other withholding requirements, gain realized by a Non-U.S. Holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income tax or withholding, unless:

•	the gain is U.S. trade or business income,

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met, or

•

we are, or have been, a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the Non-U.S. Holder’s holding period for our common stock.

The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. As of the date of this offering, our common stock is traded on an established securities market.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide property interests and (b) its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not become a USRPHC. Non-U.S. Holders are urged to consult with their tax advisors to determine the applicability of these rules to their disposition of our common stock.

Federal Estate Taxes

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Any dividends that are paid to a Non-U.S. Holder must be reported annually to the IRS and the Non-U.S. Holder. Copies of these information returns also may be made available to the tax authorities of the country in which the Non-U.S. Holder resides under the provisions of various treaties or agreements for the exchange of information. Unless the Non-U.S. Holder is an exempt recipient, dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding (currently at a rate of 28%, which is scheduled to increase to 31% for payments made after December 31, 2012) if such Non-U.S. Holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of any IRS Form W-8 appropriate to the Non-U.S. Holder’s circumstances will satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Other Withholding Requirements

Under legislation enacted in 2010 and administrative guidance, a 30% U.S. federal withholding tax may apply to dividends paid after December 31, 2013 and the gross proceeds from a disposition of our common stock occurring after December 31, 2016 paid to (i) a foreign financial institution (whether such foreign financial institution is the beneficial owner or an intermediary) unless such foreign financial institution agrees to verify, report and disclose its U.S. account holders and meets certain other specified requirements or (ii) a non-financial foreign entity (whether such non-financial foreign entity is the beneficial owner or an intermediary) unless such entity provides a certification that the beneficial owner of the payment does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each such substantial U.S. owner and certain other specified requirements are met. You should consult your own tax advisors regarding this legislation and whether it may be relevant to your acquisition, ownership, and disposition of our common stock.

You should consult your own tax advisor as to particular tax consequences to you of acquiring, holding, and disposing of our common stock, including the applicability and effect of other U.S. federal, state, local or foreign tax laws, and of any proposed changes in applicable law.

Underwriting; Conflicts of Interest

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are acting as representatives of the underwriters and, together with Wells Fargo Securities, LLC, Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc. and Goldman, Sachs & Co., as joint book-running managers of the offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC	9,900,000
Credit Suisse Securities (USA) LLC	4,400,000
Wells Fargo Securities, LLC	2,200,000
Morgan Stanley & Co. LLC	2,200,000
Deutsche Bank Securities Inc.	1,100,000
Goldman, Sachs & Co.	1,100,000
PNC Capital Markets LLC	550,000
Piper Jaffray & Co.	550,000

Total	22,000,000

The underwriters are committed to purchase all shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.108 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 3,300,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $0.18 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise	With full exercise
Per Share	$0.18	$0.18
Total	$3,960,000	$4,554,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $0.5 million.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of our common stock or such other securities, in cash or otherwise), or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for any shares of our common stock, in each case without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC for a period of 90 days after the date of this prospectus, other than (x) the shares of our common stock to be sold in this offering and the exchangeable senior notes and shares of our common stock issuable upon exchange of such notes to be offered in a concurrent offering as described herein, (y) shares of our common stock, options to purchase shares of our common stock, restricted stock or restricted stock units granted pursuant to our existing management incentive plans, or (z) shares of our common stock issued upon the exercise of options, or vesting of restricted stock or restricted stock units pursuant to our existing management incentive plans.

Our directors and executive officers have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors or executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) above or (2) is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than (A) shares of our common stock to be sold pursuant to the Underwriting Agreement, (B) transfers of shares of our common stock as a bona fide gift or gifts, (C) transfers to any immediate family, trust for the direct or indirect benefit of such directors and executive officers or the immediate family of such directors and executive officers or any of their successors upon death, or any partnerships or limited liability company, the partners or members of which consist of such directors and executive officers and/or immediate family members of such directors and executive officers, and in each case such transfer does not involve a disposition for value (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin), (D) distributions of shares of our common stock to members, limited or general partners, stockholders or affiliates of such directors and executive officers, (E) transfers shares of our common stock to any beneficiary of such directors and executive officers pursuant to a will, other testamentary document or applicable laws of descent, (F) transfers to such directors’ and executive officers’ affiliates or to any investment fund or other entity controlled or managed by such directors and executive officers, (G) transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering, and (H) the transfer of any shares of our common stock upon the exercise of options to purchase shares of our common stock or the vesting, delivery or settlement of restricted shares, restricted stock units or other awards to provide for any withholding taxes on the exercise, vesting, delivery or settlement thereof or to pay the exercise price thereof; provided that in the case of any transfer or distribution pursuant to clauses (B) through (F), each donee or distributee shall execute and deliver to the representatives a lock-up letter in the form of this paragraph; and provided, further, that in the case of any transfer or distribution pursuant to clauses (B) through (H), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above). In addition, the restrictions set forth above shall not apply to the establishment of a trading plan by such directors and executive officers pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for the transfer of shares of our common stock during the 90-day period referred to above and no filing under the Exchange Act, or other public announcement (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above), shall be required or shall be made voluntarily in connection with the establishment of such plan until after the expiration of the 90-day period referred to above.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our shares of common stock are listed on the New York Stock Exchange.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Specifically, affiliates of each of the underwriters serve as lenders under AK Steel’s Credit Facility, for which an affiliate of J.P. Morgan Securities LLC serves as administrative agent, affiliates of certain of the underwriters serve in additional capacities and J.P. Morgan Securities LLC and Wells Fargo Capital Finance, LLC, an affiliate of Wells Fargo Securities, LLC, served as joint lead arrangers and co-book managers. In addition, certain of the underwriters are acting as underwriters in the concurrent offering of our exchangeable senior notes and certain of the underwriters may act as underwriters in future offerings of debt or equity securities.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus supplement may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus supplement may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive;

provided that no such offer of securities described in this prospectus supplement shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each representative has represented and agreed that:

(A)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(B)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Conflicts of Interest

More than 5% of the net proceeds of the offering will be received by each of Bank of America N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, and Wells Fargo Capital Finance, LLC, an affiliate of Wells Fargo Securities, LLC, and additional net proceeds will be received by affiliates of certain other underwriters, as repayment of the borrowings we have received from these lenders under AK Steel’s Credit Facility. Because Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC are participating underwriters in this offering, a “conflict of interest” is deemed to exist under the applicable provisions of Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Because a “bona fide public market” as defined under Rule 5121 exists for the shares of our common stock, we are not required to engage a qualified independent underwriter for this offering. In accordance with Rule 5121, none of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, nor any other underwriter that is deemed to have a “conflict of interest” under the FINRA rules, will make sales to discretionary accounts without the prior written consent of the customer.

Legal Matters

Weil, Gotshal & Manges LLP, New York, New York will pass upon the validity of the securities on behalf of AK Holding. Certain legal matters will be passed upon for the underwriters by Davis Polk  & Wardwell LLP, New York, New York.

Experts

The consolidated financial statements incorporated in the prospectus supplement by reference from AK Holding’s Annual Report on Form 10-K and the effectiveness of AK Holding’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the change in method of presenting comprehensive income in 2011 and express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

AK Holding is subject to the informational requirements of the Exchange Act and, in accordance with these requirements, AK Holding files reports and other information relating to its business, financial condition and other matters with the SEC. AK Holding is required to disclose in such reports certain information, as of particular dates, concerning its operating results and financial condition, officers and directors, principal holders of shares, any material interests of such persons in transactions with us and other matters. AK Holding’s filed reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of such site is: www.sec.gov. Reports, proxy statements and other information concerning AK Holding’s business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

Our Internet website is www.aksteel.com. We make available free of charge on our website AK Holding’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after such materials are electronically filed or furnished to the SEC. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

Incorporation by Reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to that information. We hereby “incorporate by reference” the documents listed below. The information that we file later with the SEC will automatically update and in some cases supersede the information in this prospectus and the documents listed below.

•	AK Holding’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, including portions of AK Holding’s Schedule 14A filed on April 9, 2012, incorporated by reference therein;

•	AK Holding’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•

AK Holding’s Current Reports on Form 8-K filed on February 7, 2012, March 14, 2012, March 22, 2012, May 25, 2012 (only with respect to Items 5.02 and 5.07), October 5, 2012, as amended by an amendment on Form 8-K/A filed on October 22, 2012, and November 13, 2012 (only with respect to Items 1.01 and 8.01); and

•

future filings made by AK Holding and AK Steel with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering; provided that this prospectus will not incorporate any information that we may furnish to the SEC under Item 2.02 or Item 7.01 unless specifically provided in such Form 8-K.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069, Telephone No. (513) 425-5000.

PROSPECTUS

AK STEEL CORPORATION

DEBT SECURITIES

AK STEEL HOLDING CORPORATION

COMMON STOCK

GUARANTEES

AK Steel Corporation (“AK Steel”) may from time to time offer to sell its debt securities, which will be fully and unconditionally guaranteed by AK Steel Holding Corporation (“AK Holding”), the parent of AK Steel. Such debt securities may be convertible or exchangeable for or exercisable into shares of common stock of AK Holding.

AK Holding may from time to time offer to sell shares of its common stock. AK Holding’s common stock is listed on the New York Stock Exchange and trades under the ticker symbol “AKS.”

AK Steel and AK Holding may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. AK Steel and AK Holding will provide the specific plan of distribution for any securities to be offered in supplements to this prospectus. AK Steel and AK Holding will provide specific terms of any securities to be offered in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

The principal executive offices of the registrants are located at 9227 Centre Pointe Drive, West Chester, Ohio, 45069, and their telephone number at that address is (513) 425-5000.

Investing in the securities involves risks. See “Risk Factors” on page 2 of this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus or any applicable prospectus supplement to read about factors you should consider before investing in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement that contains a description of those securities.

The date of this prospectus is November 13, 2012

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “Securities Act”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the securities described in this prospectus. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus, any prospectus supplement and any free writing prospectus together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” below. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus, any earlier prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and any free writing prospectus. We have not authorized anyone else to provide you with other information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement, any free writing prospectus or any document incorporated herein by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise stated, or the context otherwise requires, references in this prospectus to “we,” “us” and “our” are to AK Holding and its consolidated subsidiaries, including AK Steel.

WHERE YOU CAN FIND MORE INFORMATION

AK Holding is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and, in accordance with these requirements, AK Holding files reports and other information relating to its business, financial condition and other matters with the SEC. AK Holding is required to disclose in such reports certain information, as of particular dates, concerning its operating results and financial condition, officers and directors, principal holders of shares, any material interests of such persons in transactions with us and other matters. AK Holding’s filed reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of such site is: www.sec.gov. Reports, proxy statements and other information concerning AK Holding’s business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

Our Internet website is www.aksteel.com. We make available free of charge on our website AK Holding’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after such materials are electronically filed or furnished to the SEC. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

1

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to that information. We hereby “incorporate by reference” the documents listed below. The information that we file later with the SEC will automatically update and in some cases supersede the information in this prospectus and the documents listed below.

•	AK Holding’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, including portions of AK Holding’s Schedule 14A filed on April 9, 2012, incorporated by reference therein;

•	AK Holding’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012;

•

AK Holding’s Current Reports on Form 8-K filed on February 7, 2012, March 14, 2012, March 22, 2012, May 25, 2012 (only with respect to Items 5.02 and 5.07), October 5, 2012, as amended by an amendment on Form 8-K/A filed on October 22, 2012, and November 13, 2012 (only with respect to Item 8.01); and

•

future filings made by AK Holding and AK Steel with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus; provided that this prospectus will not incorporate any information that we may furnish to the SEC under Item 2.02 or Item 7.01 unless specifically provided in such Form 8-K.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069, Telephone No. (513) 425-5000.

BUSINESS

We are an integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products, with seven steelmaking and finishing plants located in Indiana, Kentucky, Ohio and Pennsylvania. We produce value-added carbon steels (premium-quality coated and cold-rolled) and hot-rolled carbon steel products for the automotive, infrastructure and manufacturing, and distributors and converters markets. Our stainless steel products are sold in sheet and strip form primarily to customers in the automotive industry, as well as to manufacturers of food handling, chemical processing, pollution control, medical and health equipment, and to distributors and service centers. Our electrical steels, which are iron-silicon alloys with unique magnetic properties, are sold primarily to manufacturers of power transmission and distribution transformers. Our tubular products business line, known as AK Tube, consists of finished flat-rolled carbon and stainless steel that is welded into tubing, which is used primarily in the automotive, large truck, industrial and construction markets. In addition, our operations include European trading companies which buy and sell steel and steel products and other materials.

During 2011, we entered into a joint venture (“Magnetation”) whereby we acquired a 49.9% equity interest in Magnetation LLC, a company headquartered in Minnesota that produces iron ore concentrate from previously-mined ore reserves. In addition, we purchased a private company headquartered in Pennsylvania that we renamed AK Coal Resources, Inc. (“AK Coal”), which controls and is developing metallurgical coal reserves. These investments will supply approximately 50% of our annual iron ore and coal needs and are intended to provide a financial hedge against global market price increases and to enable us to acquire key raw materials at a substantial discount to the market price. Although the full benefit of these investments will likely not be realized until 2015 or later, we will start to see some of the benefits in 2013.

The registered and principal executive offices of AK Holding and AK Steel are located at 9227 Centre Pointe Drive, West Chester, Ohio 45069, and their telephone number at that address is (513) 425-5000.

RISK FACTORS

Investing in our securities involves risks. Before deciding to purchase any of our securities, you should carefully consider the discussion of risks and uncertainties under “Item 1A—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Report on Form 10-Q

2

for the fiscal quarter ended June 30, 2012, each of which is incorporated by reference in this prospectus, and under similar headings in AK Holding’s subsequently filed quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the other risks and uncertainties described in any other documents incorporated by reference in this prospectus or in any applicable prospectus supplement or free writing prospectus. See the section entitled “Where You Can Find More Information” in this prospectus. The risks and uncertainties discussed in the documents incorporated by reference in this prospectus are those we currently believe may materially affect us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may materially and adversely affect our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and the documents incorporated by reference herein that are based on our management’s beliefs and assumptions and on information available to our management at the time such statements were made. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “should” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	reduced selling prices and shipments associated with a highly competitive, cyclical industry and weakened economies;

•	changes in the cost of raw materials and energy;

•	severe financial hardship or bankruptcy of one or more of our major customers;

•	reduced demand in key product markets;

•	competitive pressure from increased global steel production and imports;

•	excess inventory of raw materials;

•	issues with respect to our supply of raw materials, including disruptions or quality issues;

•	disruptions to production or reduced production levels;

•	our healthcare and pension obligations and related laws and regulations, which could include the recognition of a corridor charge with respect to our pension and other postretirement benefit plans;

•	not timely reaching new labor agreements;

•	major litigation, arbitrations, environmental issues and other contingencies;

•	costs associated with environmental compliance;

•	regulatory compliance and changes;

•	climate change and greenhouse gas emission limitations and regulations;

•	financial, credit, capital or banking markets;

•	the value of our net deferred tax assets;

3

•	lower quantities or quality of estimated coal reserves of AK Coal;

•	increased governmental regulation of mining activities; and

•	inability to hire or retain skilled labor and experienced manufacturing and mining managers.

The risk factors discussed under “Risk Factors” in this prospectus, under “Item 1A.—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 and under similar headings in AK Holding’s subsequently filed quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference into this prospectus or in any applicable prospectus supplement, could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. We expressly disclaim any obligation to update our forward-looking statements other than as required by law.

USE OF PROCEEDS

Unless otherwise stated in the prospectus supplement accompanying this prospectus or any applicable free writing prospectus, we will use the net proceeds from the sale of any debt securities or common stock that may be offered hereby for general corporate purposes. Such general corporate purposes may include, but are not limited to, reducing or refinancing our indebtedness or the indebtedness of our subsidiaries, financing possible acquisitions and redeeming outstanding securities. The prospectus supplement relating to an offering will contain a more detailed description of the use of proceeds of any specific offering of securities.

DESCRIPTION OF SECURITIES

We will set forth in the applicable prospectus supplement a description of the debt securities, common stock or guarantees that may be offered under this prospectus.

PLAN OF DISTRIBUTION

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide the specific plan of distribution for any securities to be offered in supplements to this prospectus.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, Weil, Gotshal & Manges LLP, New York, New York, will pass upon the validity of the debt securities on behalf of AK Steel and the guarantees and common stock on behalf of AK Holding.

EXPERTS

The consolidated financial statements incorporated in the prospectus by reference from AK Holding’s Annual Report on Form 10-K and the effectiveness of AK Holding’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the change in method of presenting comprehensive income in 2011 and express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

4

22,000,000 Shares

Common Stock

Prospectus Supplement

Joint Book-Running Managers

J.P. Morgan		Credit Suisse

Morgan Stanley	Wells Fargo Securities	Deutsche Bank Securities	Goldman, Sachs & Co.

Co-Managers

PNC Capital Markets LLC	Piper Jaffray

November 14, 2012